VIA EDGAR

March 24, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProMIS Neurosciences Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-294408

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProMIS Neurosciences Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 26, 2026, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Adam V. Johnson at (212) 459-7072. If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,

PROMIS NEUROSCIENCES INC.

/s/ Neil Warma
Neil Warma
Chief Executive Officer

cc:Adam V. Johnson, Goodwin Procter LLP